SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2002

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Rua Lauro Muller, 116 - 36o andar
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

This  amendment  is  being  filed  in order to  replace  the  document  filed on
12/20/02,  due to formating  problems.  The Company  informs and that no changes were made in its content.

Report of Independent Public Accountants on Special Review

(Translation of the report originally issued in Portuguese. See Note 29 to the quarterly financial statements.)

To the Administration Council and Shareholders of
Companhia Siderurgica Nacional:

1.   We  have  made a  special  review  of the  quarterly  report  of  COMPANHIA
     SIDERURGICA  NACIONAL  (a  Brazilian   corporation),   which  includes  the
     individual  and  consolidated  balance sheets as of September 30, 2002, the related statements of income,  performance report and relevant  information for the quarter and six-month then ended,  in accordance with the Brazilian
     Corporate  Law,  all prepared  under the  responsibility  of the  Company's management.

2.   Except for the effects of the matter mentioned in paragraph (3), our review was conducted in  accordance  with specific  standards  established  by the
     Brazilian  Institute of Independent Public Accountants - IBRACON,  together with the Federal  Accounting  Council  (CFC),  and  comprised  mainly:  (a)
     inquiries and discussions with the Company's management responsible for the accounting,  financial  and operating  areas as to the  principal  criteria adopted in the preparation of the quarterly information;  and (b) review of information and subsequent events that had or may have significant  effects on the financial position and operations of the Company.

3.   The  financial  statements  as of  September  30, 2002,  of  affiliate  MRS
     Logistica SA, in which the Company maintains investments representing 0.05%
     of the Parent Company's total assets and whose net equity represents, 2.03%
     of the loss for the  nine-month  period  then ended that date have not been reviewed by us or other independent public accountants.

4.   As described in Note 13 to the quarterly financial statements,  the Company and its affiliate MRS Logistica  S.A.  elected to defer net losses  arising from  exchange  rate  changes in the first  quarter of 1999 and in the year
     2001,  in  conformity   with   Provisional   Measure  no.  3/2001  and  CVM
     Deliberations   nos.  404/2001  and  409/2001   (Provisional   Measure  no.
     1.818/1999) and CVM Deliberation  no. 294/1999,  for deferment in the first quarter of 1999).  The  subsidiary  GalvaSud S.A.  elected to defer the net losses  arising  from  exchange  rate  changes in the year 2001.  Generally accepted  accounting  practices in Brazil require the recognition in income of the effects of  exchange  rate  changes  during the period in which they occurred.  As a result,  as of  September  30,  2002,  the  assets  and the shareholders'  equity are overstated by  approximately  R$210,831  thousand
     (R$253,548  thousand as of June 30, 2002), and the loss for the quarter and
     the  nine-month   period  ended   September  30,  2002,  is  overstated  by
     approximately  R$42,718  thousand and R$ 380,732,  respectively (net income for the  quarter  and the nine month  period  ended  September  30, 2001 is overstated by approximately R$ 821,563 and R$ 772,126 thousand), net of the related tax effects.

5.   Based on our special review, except for the effects of the matter mentioned in paragraph (4), and for the effect,  if any, of the lack of review of the financial  statements of affiliates,  subsidiaries  and joint  subsidiaries mentioned  in paragraph  (3) we are not aware of any material  modification that should be made to the  quarterly  report  referred to in paragraph (1)
     above for it to be in accordance with accounting  practices  established by the  Corporate  Law in  Brazil.  Additionally,  this  quarterly  report was
     prepared  in  accordance   with  standards  laid  down  by  CVM  (Brazilian
     Securities  Commission),  specifically  applicable  to the  preparation  of quarterly information.

6.   As described in Note 21, the quarterly financial statements as of September
     30, 2002, the affiliate CSN Energia SA has recorded,  under current assets, accounts receivable in the amount of R$ 484,185 thousand, related to energy sales transactions carried out in the Wholesale Energy Market - "MAE". This amount is subject to  alteration  depending  on the  outcome of the current judicial  processes,  filed by agents of the electric  energy market,  with respect  of  the  interpretation  of  market  regulations  in  effect.  The financial  settlement  ofsuch amounts is scheduled to start on November 22,
     2002. There exists,  however,  a risk in relation to the financial capacity of companies in the sector to meet their commitments.

7.   The  individual  and  consolidated  balance  sheets  as of June  30,  2002, presented  for  comparative  purposes,  were  reviewed by us and the report dated July 30, 2002, which included  qualification with respect to the same matters  mentioned in paragraph  (4) above and the impacts,  if any, of the lack of review of the financial  statements of certain  affiliate and joint subsidiary,  in which the Company maintains investments  representing 0.06%
     of the Parent  Company's  total  assets  and whose net equity  respectively
     5.50% and 4.53% of the loss for the quarter and the nine-month  period then ended that date.  The  statement  of income of the Parent  Company  for the quarter and the  nine-month  period ended  September 30, 2001 presented for
     comparative   purposes,   were   reviewed  by  other   independent   public
     accountants. The report dated November 1, 2001, included qualification with respect  to the same  matters  mentioned  in  paragraph  (4)  above and the impacts,  if any,  of the lack of review  of the  financial  statements  of certain  affiliates,  subsidiaries and joint  subsidiaries as of that date, which  represented  0.9% of the total  assets of the Parent  Company  whose negative  net  equity  respectively  3.4% and 13.3% of the  results  of the corporate  investments for the quarter and nine-month  ended that date. The report also  indicated  that other  public  accountants  had  reviewed  the financial statements of affiliates, subsidiaries and joint subsidiaries, in which the Company  maintained  investments  representing  1.8% of its total assets and whose equity result  represented,  respectively 0.2% and 8.2% of the results of the  corporate  investments  for the quarter and  nine-month ended that date.

8.   Our special review was conducted for the purpose of issuing a report on the quarterly information referred to in paragraph (1) above, taken as a whole.
     The  supplementary  information  related to the  statement  of value added, mentioned  in Note 24,  statement  of  EBTIDA,  mentioned  in Note 25,  and statements  of  changes in  financial  positions  and cash flow  statements included in Attachment 16.01 to the quarterly  information are presented to enable  additional  analyses  and are  not  required  as part of the  basic quarterly  information.  These statements were reviewed by us in accordance with the review  procedures  mentioned in paragraph (3) above and, based on our special review, they are fairly presented, in all material respects, in relation to the quarterly information taken as a whole.

Rio de Janeiro, November 13 , 2002.

DELOITTE TOUCHE TOHMATSU                                Amauri Froment Fernandes
Auditores Independentes                                 Accountant
CRC n(0).2 SP 011609 S/RJ                               CRC n(0).1-RJ-39.012-1.

FEDERAL PUBLIC SERVICE **CORPORATE LAW**
CVM - BRAZILIAN SECURITIES COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY **DATE - 09/30/2002**

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF COMPANY	3 - TAX PAYER
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF BRAZILIAN REAIS)

1 - CODE	2 - DESCRIPTION	3 -09/30/2002	4 -06/30/2002
1	TOTAL ASSETS	18,241,259	15,904,330
1.01	CURRENT ASSETS	5,444,332	3,927,761
1.01.01	CASH AND BANKS	16,782	8,558
1.01.01.01	BANKS	16,766	8,514
1.01.01.02	OTHER	16	44
1.01.02	CREDITS	1,083,061	817,869
1.01.02.01	TRADE ACCOUNTS RECEIVABLE - DOMESTIC MARKET	542,009	623,898
1.01.02.02	TRADE ACCOUNTS RECEIVABLE - EXPORT MARKET	624,882	278,834
1.01.02.03	ALLOWANCE FOR DOUBTFUL ACCOUNTS	(83,830)	(84,863)
1.01.03	INVENTORIES	558,721	529,049
1.01.03.01	FINISHED PRODUCTS	142,222	153,879
1.01.03.02	PRODUCTS IN PROCESS	71,192	80,476
1.01.03.03	RAW MATERIAL	146,695	142,730
1.01.03.04	SPARE PARTS AND MAINTENANCE SUPPLIES	152,336	128,991
1.01.03.05	IMPORTS IN TRANSIT	37,083	11,953
1.01.03.06	MATERIALS IN TRANSIT	9,193	11,020
1.01.04	OTHER	3,785,768	2,572,285
1.01.04.01	MARKETABLE SECURITIES	2,469,954	1,860,313
1.01.04.02	WITHHOLDING INCOME TAX AND SOCIAL CONTRIBUTION TO OFFSET	153,388	182,131
1.01.04.03	DEFERRED INCOME TAX	195,786	63,760
1.01.04.04	DEFERRED SOCIAL CONTRIBUTION	41,593	22,860
1.01.04.05	DIVIDENDS RECEIVABLE	241,870	241,870
1.01.04.06	OPTION HEDGE PREMIUM	563,866	88,879
1.01.04.06	OTHER	119,311	112,472
1.02	LONG-TERM ASSETS	1,727,528	1,459,537
1.02.01	CREDITS	53,779	53,376
1.02.01.01	COMPULSORY LOANS - ELETROBRÁS	53,779	53,376
1.02.02	CREDITS WITH RELATED PARTIES	36,408	30,441
1.02.02.01	AFFILIATES	0	0
1.02.02.02	SUBSIDIARIES	36,408	30,441
1.02.02.03	OTHER RELATED PARTIES	0	0
1.02.03	OTHER	1,637,341	1,375,720
1.02.03.01	DEFERRED INCOME TAX	529,472	387,284
1.02.03.02	DEFERRED SOCIAL CONTRIBUTION	170,105	82,178
1.02.03.03	JUDICIAL DEPOSITS	385,016	381,619
1.02.03.04	SECURITIES RECEIVABLE	138,204	121,153
1.02.03.05	RECOVERABLE PIS / PASEP	45,955	44,745
1.02.03.06	LEASES	34,729	35,368
1.02.03.07	INVESTMENT AVAILABLE FOR SALE	259,748	262,647
1.02.03.08	OTHER	74,112	60,726
1.03	PERMANENT ASSETS	11,069,399	10,517,032
1.03.01	INVESTMENTS	2,985,370	2,349,555

FEDERAL PUBLIC SERVICE **CORPORATE LAW**
CVM - BRAZILIAN SECURITIES COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY **DATE - 09/30/2002**

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF COMPANY	3 - TAXPAYER
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF BRAZILIAN REAIS)

1 - CODE	2 - DESCRIPTION	3 - 09/30/2002	4 - 06/30/2002
2	TOTAL LIABILITIES	18,241,259	15,904,330
2.01	CURRENT LIABILITIES	4,159,479	4,151,883
2.01.01	LOANS AND FINANCING	2,334,072	2,961,714
2.01.02	DEBENTURES	30,857	48,957
2.01.03	SUPPLIERS	581,710	444,097
2.01.04	TAXES AND CONTRIBUTIONS	284,663	346,869
2.01.04.01	SALARIES AND SOCIAL CONTRIBUTIONS	84,622	69,185
2.01.04.02	TAXES PAYABLE	129,186	129,038
2.01.04.03	DEFERRED INCOME TAX	52,099	109,299
2.01.04.04	DEFERRED SOCIAL CONTRIBUTION	18,756	39,347
2.01.04.05	RESCHEDULED TAX AND OBLIGATIONS PAYABLE	0	0
2.01.05	DIVIDENDS PAYABLE	367	397
2.01.05.01	INTEREST ON STOCKHOLDERS' EQUITY DELIBERATED	367	397
2.01.05.02	DIVIDENDS AND INTEREST ON STOCKHOLDERS' EQUITY PROPOSED	0	0
2.01.06	PROVISIONS	11,757	17,272
2.01.06.01	LABOR, CIVIL AND TAX	11,757	17,272
2.01.07	DEBT WITH RELATED PARTIES	0	0
2.01.08	OTHER	916,053	332,577
2.01.08.01	OPTION PREMIUM HEDGE	660,985	128,621
2.01.08.01	OTHER II	255,068	203,956
2.02	LONG-TERM LIABILITIES	9,573,786	7,042,842
2.02.01	LOANS AND FINANCING	5,743,265	3,816,807
2.02.02	DEBENTURES	681,574	649,412
2.02.03	PROVISIONS	1,547,582	1,470,413
2.02.03.01	LABOR, CIVIL, FISCAL AND ENVIRONMENTAL	153,028	153,522
2.02.03.02	FOR INCOME TAX IN JUDGE	125,271	125,271
2.02.03.03	FOR SOCIAL CONTRIBUTION IN JUDGE	93,110	93,110
2.02.03.04	DEFERRED INCOME TAX	864,833	832,205
2.02.03.05	DEFERRED SOCIAL CONTRIBUTION	311,340	266,305
2.02.04	DEBT WITH RELATED PARTIES	1,210,335	873,953
2.02.05	OTHER	391,030	232,257
2.02.05.01	PROVISION FOR INVESTMENT DEVALUATION	60,038	4,630
2.02.05.02	OTHER	330,992	227,627
2.03	DEFERRED INCOME	0	0
2.05	STOCKHOLDERS' EQUITY	4,507,994	4,709,605
2.05.01	PAID-IN CAPITAL	1,680,947	1,680,947
2.05.01.01	COMMON STOCKS	1,680,947	1,680,947
2.05.02	CAPITAL RESERVES	10,485	10,485
2.05.03	REVALUATION RESERVES	2,204,397	2,260,311
2.05.03.01	OWN ASSETS	2,204,160	2,260,074
2.05.03.02	SUBSIDIARIES/AFFILIATES	237	237
2.05.04	REVENUE RESERVES	1,111,358	1,111,358

**FEDERAL PUBLIC SERVICE** CORPORATE LAW
**CVM - BRAZILIAN SECURITIES COMMISSION**
**QUARTERLY INFORMATION - ITR**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY** **DATE - 09/30/2002**

**01.01 - IDENTIFICATION**

| 1 - CVM CODE | 2 - NAME OF COMPANY | 3 - TAX PAYER |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

**03.01 - STATEMENT OF OPERATIONS (IN THOUSANDS OF BRAZILIAN REAIS)**

| 1 - CODE | 2 - DESCRIPTION | 3 - 07/01/2002 TO 09/30/2002 | 4 - 01/01/2002 TO 09/30/2002 | 5 - 07/01/2001 TO 09/30/2001 | 6 - 01/01/2001 TO 09/30/2001 |
|---|---|---|---|---|---|
| 3.01 | GROSS REVENUE FROM SALES AND SERVICES | 1,348,607 | 3,681,890 | 882,048 | 2,940,437 |
| 3.02 | DEDUCTIONS FROM GROSS REVENUE | (175,043) | (567,927) | (165,805) | (542,174) |
| 3.03 | NET REVENUE FROM SALES AND SERVICES | 1,173,564 | 3,113,963 | 716,243 | 2,398,263 |
| 3.04 | COST OF GOODS AND SERVICES SOLD | (588,311) | (1,765,560) | (494,786) | (1,542,857) |
| 3.04.01 | DEPRECIATION, DEPLETION AND AMORTIZATION | (118,672) | (357,544) | (85,017) | (253,754) |
| 3.04.02 | OTHER | (469,639) | (1,408,016) | (409,769) | (1,289,103) |
| 3.05 | GROSS PROFIT | 585,253 | 1,348,403 | 221,457 | 855,406 |
| 3.06 | OPERATING INCOME (EXPENSES) | (1,164,661) | (2,658,328) | 812,743 | (296,695) |
| 3.06.01 | SELLING | (56,523) | (151,997) | (32,848) | (83,633) |
| 3.06.01.01 | DEPRECIATION AND AMORTIZATION | (1,130) | (3,317) | (772) | (2,364) |
| 3.06.01.02 | OTHER | (55,393) | (148,680) | (32,076) | (81,269) |
| 3.06.02 | GENERAL AND ADMINISTRATIVE | (77,225) | (212,811) | (48,409) | (162,622) |
| 3.06.02.01 | DEPRECIATION AND AMORTIZATION | (7,565) | (22,244) | (7,138) | (21,683) |
| 3.06.02.02 | OTHER | (69,660) | (190,567) | (41,271) | (140,939) |
| 3.06.03 | FINANCIAL | 895,046 | 1,043,912 | 103,691 | (13,653) |
| 3.06.03.01 | FINANCIAL INCOME | 1,219,158 | 1,750,823 | 357,825 | 589,952 |
| 3.06.03.01.01 | EXCHANGE VARIATION AMORTIZATION | (545) | (270,167) | 73,636 | 73,636 |
| 3.06.03.01.02 | OTHER | 1,219,703 | 2,020,990 | 284,189 | 516,316 |
| 3.06.03.02 | FINANCIAL EXPENSES | (324,112) | (706,911) | (254,134) | (603,605) |
| 3.06.04 | OTHER OPERATING INCOME | 23,541 | 28,869 | 9,179 | 20,687 |
| 3.06.05 | OTHER OPERATING EXPENSES | (2,524,641) | (4,245,933) | 426,197 | (529,335) |
| 3.06.05.01 | FOREIGN EXCHANGE AND MONETARY LOSS, NET | (2,422,567) | (3,841,390) | 845,409 | 1,408 |
| 3.06.05.02 | AMORTIZATION OF SPECIAL EXCHANGE VARIATION | (81,241) | (286,972) | (405,952) | (473,528) |
| 3.06.05.03 | OTHER | (20,833) | (117,571) | (13,260) | (57,215) |
| 3.06.06 | EQUITY IN RESULTS OF SUBSIDIARIES AND AFFILIATED COMPANIES | 575,141 | 879,632 | 354,933 | 471,861 |
| 3.07 | OPERATING INCOME (LOSS) | (579,408) | (1,309,925) | 1,034,200 | 558,711 |
| 3.08 | NON-OPERATING INCOME (LOSS) | (5,040) | (11,615) | (7,971) | (6,588) |

1.   OPERATING CONTEXT

Companhia  Siderurgica  Nacional  ("CSN") is engaged in the  production  of flat steel  products,  with its main industrial  complex being the Presidente  Vargas
Mill in the City of Volta Redonda, State of Rio de Janeiro, Southeast Brazil.

Additionally,  CSN is engaged in the mining of iron ore,  limestone and dolomite in the  neighbouring  State  of  Minas  Gerais  to  cater  for the  needs of the
Presidente  Vargas mill.  Aiming to improve these  activities,  the Company also maintains strategic  investments in railroad  transportation and electric energy companies, among others.

2.  PRESENTATION  OF  THE  FINANCIAL   STATEMENTS

According to the Quarterly  Information (ITR) form, the statements of changes in financial  position  and the cash flow  statements  of the  parent  company  and consolidated are presented under "Other  information that the Company  considers relevant".

3. SIGNIFICANT ACCOUNTING POLICIES

The  financial  statements  were  prepared  in  conformity  with the  accounting principles prescribed by Brazilian corporate law, as well as with the accounting standards and pronouncements  established by the Brazilian Securities Commission
("CVM") and Brazilian Accountants Institute - IBRACON.

(a) Income statement

The results of operations are determined on an annual accrual basis. The Company chose to defer a portion of the net foreign exchange  variations incurred in the first quarter of 1999 and in 2001 as detailed in Note 13.

(b) Marketable securities

Securities  are recorded at cost plus yields  accrued  through the balance sheet date, and do not exceed the market value.

(c) Allowance for doubtful accounts

The allowance for doubtful  accounts has been set up in an amount which,  in the opinion of  Management,  suffices to absorb any losses that might be incurred in realizing accounts receivable.

(d) Inventories

Inventories are stated at the lower of the average  production/purchase cost and net realization value or replacement cost,  respectively,  except in the case of imports in process, which are stated at their identified cost.

(e) Other current and long-term assets

Other  current  and  long-term  assets  are stated at their  realization  value, including, when applicable,  yields accrued to the balance sheet date or, in the case of prepaid expenses, at cost.

(f) Investments

Investments in subsidiaries,  jointly-owned  subsidiary companies and associated companies are recorded by the equity  accounting  method,  plus any  amortizable goodwill, if applicable.

The other permanent investments are recorded at the acquisition cost.

(g) Property, plant and equipment

The property, plant and equipment of the Parent Company includes the revaluation of assets,  based on an appraisal  conducted by an independent firm, as of March
31,  1999,  as permitted  by Ruling No. 288 issued by the  Brazilian  Securities
Commission  ("CVM")  on  December  3,  1998.  Depreciation  is  computed  by the straight-line  method  at the  rates  shown in Note 12  based  on the  remaining economic useful life of the assets after revaluation, according to the technical appraisal report. Iron mine depletion is calculated on the basis of the quantity of  iron  ore  extracted.  Interest  charges  related  to  capital  funding  for construction  in progress are  capitalized  for as long as the  projects  remain unconcluded.

Subsidiaries  record  property,  plant and equipment at cost, net of accumulated depreciation, with the exception of the subsidiary FEM - Projetos, Construcoes e
Montagens S.A., which has reappraised assets, the value of which does not exceed their replacement value.

h) Deferred charges

The  deferred  charges  are  basically   comprised  of  expenses   incurred  for
development  and  implantation of projects that should generate a payback to the
Company in the next few years. The amortization applied on a straight-line basis will follow the period  foreseen for the economic  return on the above projects.
The charges  also  include the net foreign  exchange  variations  related to the first  quarter of 1999 and the year 2001,  as provided by CVM  Deliberation  No.
294/99, 404/01 and 409/01, respectively.

(i) Current and long-term liabilities

These are stated at their known or estimated values, when applicable,  including accrued charges,  monetary and foreign exchange  variation  incurred through the balance sheet date.

(j) Provision for maintenance and major overhaul of blast furnaces

This account is recorded according to the  characteristics of the expenses.  The provision set up according to the estimated  expenses to be incurred to maintain certain installations in full working order and so as to achieve full production capacity (the provision is included in other current liabilities)

(k) Employees' Benefit

In accordance  with  Deliberation  No. 371,  issued by the Brazilian  Securities
Commission  ("CVM"),  of December 13, 2000,  the Company,  based on an actuarial study,  decided to yearly set up a provision  of 20% of this  charge,  from 2002 until 2006, related to post employment benefit, as disclosed in Note 25c.

(l) Income Tax and Social Contribution on Net Income

Income tax and social  contribution  on net income are  calculated  based on its effective  tax rates and  consider  the tax loss  absorption  limited to 30%, to compute the tax  liability.  Tax credits  are set up for  deferred  taxes on tax losses,  negative  basis of social  contribution  on net income and on temporary differences  as well as  income  tax and  social  contribution  on the  deferred exchange variation for 1999 and 2001 and other temporary differences.

4. CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements for the years ended September 30, 2002 and
June 30, 2002 include the following subsidiaries and joint subsidiaries:

(1) On March  28,  2002,  NEPAR's  stockholders  decided  to sell the  company , because the Pacem  thermoelectric  construction  project became economically non viable.

(2) Considering  the indirect share in Sepetiba Tecon S.A.,  through CSN Panama,
S.A., the total percentage share is 50%.

The  financial  statements  originally  prepared in US dollars (CSN Panama,  CSN
Islands Corp., CSN Steel Corp, Energy I Corp., CSN Overseas, CSN Energy Corp and
CSN Steel II S.A.) were  converted  to Brazilian  reais by the exchange  rate in force as of  September  30,  2002 -  R$3,8949  (June 30,  2002 - R$  2,8444  and
September  30,  2001 - R$  2,6713)  and the  gains / losses  originated  by this conversion were accounted for in the income  statements of the related years, in the equity result  account of the parent  Company  statement and in the monetary variation account of the consolidated statement. These financial statements were prepared applying the same accounting  principles as those applied by the Parent
Company.

All  intercompany  transactions  have been eliminated in the presentation of the consolidated financial statements.

Being  consistent  to the  financial  statements  as of December 31,  2001,  the
Company is not considering the following  investees due to the fact that they do not represent any relevant change to the consolidated economic unity.

The consolidated  financial statements do not include the subsidiary CSN Aceros,
S.A an associated company through the 37.50% interest held by CSN Panama, S.A.

The reconciliation  between  shareholders' equity and net income for the year of the parent company and consolidated is as follows:

The changes in  stockholders'  equity are presented for the parent  company only
(Note 19).

5. TRANSACTION WITH RELATED PARTIES

CSN OVERSEAS	CSN CAYMAN*	CSN IRON*	CSN PANAMA	CSN ISLANDS	MRS LOGÍSTICA	GALVASUD	FEM	INAL	FIBRA	OTHERS**	TOTAL 09/30/2002	TOTAL 06/30/2002
ASSETS													
Accounts Receivable	531	999,394				233	12,312	4	43,722		1,775	1,057,971	552,494
Financial Application										263,218		263,218	
Debentures Sepetiba Tecon											18,325	18,325	18,203
Dividends Receivable CSN Energia											241,870	241,870	241,870
Mutual/Current account (1)				27,765		4,703	477	8,643	71		344	42,003	35,407
Advances to Suppliers						5,877						5,877	5,877
Advance for future capital increase											6,221	6,221	6,934
TOTAL	531	999,394	-	27,765	-	10,813	12,789	8,647	43,793	263,218	268,535	1,635,485	860,785
LIABILITIES													
Loans:													
Prepayment	703,116	390,260										1,093,376	196,524
Fixed Rate Notes (2)	238,478											238,478	178,799
Mutual												0	
Investees Loan	100,484											100,484	80,705
Intercompany bonds (3)			2,408,022									2,408,022	2,756,252
Exchange Options										53,290		53,290	
												0	
Other Liabilities:												0	
Investee Advances							4		5		39,956	39,965	27,105
Mutual/Current account (1)	1,210,335	36,439									1	1,246,775	899,390
Rendering of services								248				248	370
Associated Company Inventory											33,759	33,759	49,333
Accounts payable	98,031						965		609		376	99,981	72,127
TOTAL	2,350,444	426,699	2,408,022	-	-	-	969	248	614	53,290	74,092	5,314,378	4,260,605
												09/30/2002	09/30/2001
INCOME													
Revenue from sales and services		885,431					73,620		149,081		3,226	1,111,358	542,089
Interest and exchange variation	19,019	230,867	2,765	3,734	134			231	10	233,912		490,672	105,046
Other						11					132	143	192
TOTAL	19,019	1,116,298	2,765	3,734	134	11	73,620	231	149,091	233,912	3,358	1,602,173	647,326
EXPENSES													
Services						82,346	2,825	15,373	2,364		101,947	204,855	23,747
Interest and exchange variation	855,526	123,666	1,074,454		357,316			59		53,290		2,464,311	475,955
TOTAL	855,526	123,666	1,074,454	-	357,316	82,346	2,825	15,432	2,364	53,290	101,947	2,669,166	499,702

* CSN Cayman  and CSN Iron - Indirect  Participation  through  its  subsidiaries
Energy I Corp. and CSN Panama S.A
**Others: CFN, FCA, CSC, CSN Foundation, CBS -
CSN Employee's  Pension Fund, FEM, NEPAR,  Sepetiba Tecon
S.A., CSN Energia S.A. and CSN Participacoes Energeticas S.A.

These operations were entered under normal market terms for such operations.

(1) Semester Libor + 3% p.y. - indeterminate  term - CSN Oversesas IGPM + 6% p.y
    - indeterminate term - CSN Panama.

(2) Contracts in US$ - Interest of 11% p.y. - maturity  1(a)tranche:  01/23/2004 and 2(a)tranche: 01/29/2004.

(3)  Contracts in US$ - Interest of 9.5% p.y.  (1st tranche) and 8.25% p.y. (2nd tranche) - maturity 1st and 2nd tranche: 06/01/2007 - CSN Iron

6. MARKETABLE SECURITIES

Company  management has been investing their  financial  resources in Investment
Fund  comprised  of  Brazilian  government  bonds and fixed  income  bonds  with monetary or foreign exchange variation,  issued in Brazil and Swap contracts and exchange options .

7. ACCOUNTS RECEIVABLE

8. INVENTORIES

9.       DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

The sources of the deferred social contribution and income tax of the Parent
Company are shown as follows:

The  deferred  assets  related to income  tax  losses  and  social  contribution negative basis were set up based on the historical CSN  profitability and on the consequent expectation of future profitability. These credits are expected to be completely offset in 5 years.

In  addition to the credits  already  recorded,  the Company has filed a lawsuit related  to "Plano  Verao"  (a  government  economic  adjustment)  claiming  the financial and fiscal  effects  related to the  inflationary  elimination  of the
51.87%  January  1989  Consumer  Price  Index  in  the   calculation  of  social
contribution ("CSL") and corporate income tax ("IRPJ").  The company has already succeeded at the lower court ruling, limiting the percentage of January, 1989 to
42.72%,  net of the  already  applied  index  of  12.15%.  The  Company  has not recognized the accounting effects of mentioned lawsuit (see Note 18c).

Reconciliation  between  social  contribution  ("CSL") and corporate  income tax
("IRPJ")  expenses of the parent  company and the  application  of the effective rate on net income/loss prior to CSL and IRPJ is as follows:

10. RECOVERABLE PIS/PASEP LEVIES

As a result of a favorable  final  decision by the Federal  Supreme Court and on the basis of Federal  Senate  Resolution  no.  49/95  ruling  that  Decrees  no.
2.445/88 and no.  2.449/88 were  unconstitutional,  an opinion which was further supported by CSN's legal  counsel,  the Company  decided to disclose this amount recoverable in its balance sheet, which includes principal and legal increases.

o        Metalic

The CSN  Stockholders'General  Meeting,  realized on September 26, 2002 approved the  acquisition  by the Company of all Metalic's  issued  shares.  The price of acquisition  is R$ 108,500  indexed,  as of July 1, 2002, by the General  Market
Price Index announced by Fundacao Getulio Vargas, plus interest of 12% per year, to be paid in 12 monthly  and  successive  instalments,  the first  being due on
October 15, 2002.

The  investment  balance was not  included  in the  financial  statements  as of
September  30,  2002,  as the  financial  settlement  and signing of the related formal agreements have not occurred yet.

12. PROPERTY, PLANT AND EQUIPMENT

In the  Extraordinary  General  Shareholders'  Meeting  held March 31,  1999 the
stockholders   approved  a  revaluation   report   prepared  by  an  independent
specialized  firm considering  land,  equipment,  installations  and real estate property in the plants of the  Presidente  Vargas Mill,  Casa de Pedra and Arcos
and the iron ore mine in Casa de Pedra,  the latter only being  possible  due to the fact that it is a publicly declared mine, defined by Decree no. 24642/1934 -
mine code - as the mines  known at the time to belong to the  owners of the land on which they were located.

The depreciation, depletion and amortization until September of 2002 amounted to
R$339,767 (2001 - R$300,296),  of which R$325,174 (2001 - R$286,265) was charged to  production  costs and R$14,593  (2001 - R$14,031) to selling and general and administrative  expenses  (deferred  charges  amortization  not  included).  The portion of the total  depreciation  and depletion of the revaluated  fixed asset items  recorded  under  results for each year is  transferred  to  stockholders'
equity in equal  proportion  and  recorded  under  the  revaluation  reserve  to retained  earnings.  Until September of 2002, the value recorded in such account net of  income  tax  and  social  contribution  amounted  to  R$77,571  (2001  -
R$80,912).

Constructions  in progress are mainly  represented by a set of investment  plans aimed at updating and  developing  technology  to keep the Company  competitive,
both  at  the  local  and   international   markets.   The  main  plans  address
environmental  protection projects, cost reduction,  infrastructure  improvement and automation  techniques as well as IT and  telecommunications.  The amount of financial  charges  capitalized,  until  September of 2002, on  construction  in progress aggregated R$19,168 (2001 - R$25,758).

Until  September  of 2002,  the total of assets  given in guarantee of financial operations was R$1,697,732 (2001 - R$1,656,747).

13. DEFERRED CHARGES

The IT projects are  represented by automation  projects of operating  processes that aim at reducing costs and increase the competitiveness of the Company.

The total  amortization of the IT projects and of other projects until September of 2002  amounted to  R$23,713  (2001 -  R$14,255);  of which  R$12,492  (2001 -
R$4,246) was  appropriated to the production cost and R$11,221 (2001 - R$10,009)
to general and administrative expenses.

The balance of the exchange  variation  deferred in 1999, by the Parent  Company and its subsidiary MRS Logistica S.A. based on the Provisional  Measure No. 1818 and on  Deliberation  No. 294,  issued by the  Brazilian  Securities  Commission
("CVM"), on March 26, 1999, will be amortized in 2002.

Based on  Provisional  Measure no. 3 of September  26, 2001 and CVM Decision no.
404 and 409 of  September  27, 2001 and November  1st,  2001,  respectively  the
Company and its  subsidiaries  MRS  Logistica  and GalvaSud  S.A. have chosen to defer the negative net results  arising  from the  adjustment  of the amounts of credits and  obligations in foreign  currency,  as a result of the exchange rate variation  which  took  place in 2001.  This  should  be  amortized  in 4 years, starting in the current year.

The net results can be shown as follows:

14. LOANS AND FINANCING

As of September 30, 2002, the long-term amortization schedule is shown below:

Interests applied on the external and domestic loans and financing, which the annual rates as of September 30, 2002 are shown bellow:

Breakdown of total debt by currency of origin:

The Company hires out derivative  operations,  in accordance  with Note 16, with the aim of  minimizing  the risk of  relevant  oscillation  in foreign  currency parity.

On August 2, 2002, the Company paid notes  amounting to US$ 350 million with two years maturity, issued by its subsidiary CSN Islands Corp.

The  guarantees  provided for the loans and financing  amounted  R$5,379,351  on
September 30, 2002  (R$4,179,480 on June 30, 2002),  and comprised  mainly fixed assets items,  bank guarantees and promissory  notes.  This amount does not take into  consideration the guarantees  granted to subsidiaries,  joint subsidiaries and associated companies (see Note 17).

The  guarantee  provided  for the loan of  R$268,646  is composed  of  financial applications in the amount of R$266,445.

15. DEBENTURES

As  approved  at the  Extraordinary  Stockholders'  General  Meeting  and at the
Administration  Council Meeting, held on January 10, 2002 and February 20, 2002,
respectively,  the  Company  issued  69,000  debentures,   nominatives  and  non
convertible, with no guarantee or preference, with nominal value of R$10,000, in two  series.  There have been issued  54,000  debentures  from first  series and
15,000  from the second  series.  The  nominal  unit  value is being  monetarily restated,  added by the respective  remuneration "pro-rata temporis" calculated.
The first issue was  corrected  by DI increased by 2.75% and the second issue by
IGPM plus 13.25% interest,  from the date of issue until the effective payment , which will be at sight, in legal tender, upon the subscription.  The maturity is expected for 02/01/2005 (First Series) and 02/01/2006 (Second Series),  with the option of advance  redemption  (total or partial),  as the issuer's  option.  In
March 2002,  the Company  repurchased  the 4,396  debentures in two series.  The first comprises up to 2,345, and the second up to 2,051.

In September  2002, the 2051  debentures of the second series were resold in the market.

16. FINANCIAL INSTRUMENTS

General Considerations

The  Company's  business  includes  flat steel  products to supply  domestic and foreign  market and mining of iron ore,  limestone  and  dolomite  to supply the
Presidente  Vargas Mill needs.  The main market risk factors that can affect the
Company business are shown as follows:

(a) Exchange Rate Risk

Although  most of the  revenues  of the Company are in  Brazilian  Reais,  as of
September 30, 2002,  R$7,981,783 of the Company's total debt were denominated in foreign  currency.  As a  consequence,  the  Company  is  subject  to changes in exchange rates.  The Company  manages the risk of the exchange rate  fluctuation that  affects the value in  Brazilian  Reais that will be  necessary  to pay the liabilities in foreign currency, using derivative financial instruments,  mainly futures contracts,  swaps, forward contracts and option contracts with banks, as well as  application  of a great  part  of its  cash  and  banks  in  securities remunerated by exchange variation.

Management's  objective for holding the  instruments was to match the gains from investing the proceeds of borrowings and loans with exchange  losses relating to the  devaluation  of the  Brazilian  real against the US dollar and the Japanese yen.  A  portion  of these  borrowings  and  loans  was  invested  in  Brazilian short-term  liquid  investments,  which  earned  interest  at the market rate in
Brazil.

(b) Credit Risk

The credit risk exposure is managed  through the  restriction of subsidiaries in derivative  instruments for large financial  institutions with a high quality of
credit.   Thus,  the  management   believes  that  the   non-compliance  by  the
subsidiaries is insignificant.  The Company does not maintain or issue financial instruments  with  commercial  aims.  The  selection  of  clients as well as the diversification  of its accounts  receivable and the control on sales  financing terms by business  segment are  procedures  that the Company  adopts to minimize fortuitous problems with its commercial partners.

The financial instruments recorded in balance sheet accounts as of September 30,
2002, which market value differs from the book value, are as follows:

On September 30, 2002 the consolidated position of derivative agreements outstanding was as follows:

The net  loss on the  exchange  rate  operation  shown  above in the  amount  of
R$182,961 is reflected in the financial results.

(c) Market Value

The amounts presented as "market value adjustment" were calculated  according to the  conditions  that were used in local and foreign  markets on  September  30,
2002, for financial  transactions with identical  features,  such as: volume and term of the  transaction  and  maturity  date.  Mathematical  methods  are  used presuming  there is no arbitrage  between the markets and the financial  assets.
Finally, all transactions carried out in non-organized markets (over-the-counter market) are contracted with financial  institutions  previously  approved by the
Company's Administration Council.

17. COLLATERAL SIGNATURE AND GUARANTEES

Together  with its  wholly-owned  and joint  subsidiaries,  the  Company has the following responsibilities for fiduciary guarantees (collateral signature and/or guarantees):

18. CONTINGENT LIABILITIES AND JUDICIAL DEPOSITS

The Company is currently party to several  administrative  and court proceedings involving different actions, suits and complaints, as shown bellow:

The contingent  liability is recorded as Others (current and long-term),  except to the Income Tax and Social  Contribution  contingence  that are  recorded in a specific account.

a) Labor litigations:

As of September 30,  2002,CSN was the  defendant,  of 1,920 labor claims,  which generated  a  provision  in the amount of  R$50,639  at that  date.  Most of the
lawsuits,  is  related  with  subsidiary  responsibility,   wages  equalization,
overtime and additional payment for unhealthy and hazardous activities.

The lawsuits related to subsidiary  responsibility  represent a great portion of the total labor  lawsuits  against the Company and are  originated  from the non payment by the contracted companies of the employees obligations,  which results in CSN inclusion in the lawsuits to honour,  at a subsidiary  level, the payment of such obligations.

The most recent lawsuits  originated from subsidiary  responsibility  tend to be deceased  toward CSN due to the  procedures  adopted by the  Company in order to inspect  and assure the  compliance  of the wages  payments  and social  charges withdrawals, by the creation of the Contract Attendance Centers, which have been operating over the last 2 years.

b) Civil Actions:

There are,  mainly,  claims for indemnities  among the civil judicial  processes which the Company is involved in. Such  processes,  in general,  are  originated from work  related  accident and  occupational  diseases  related to  industrial activities  of the  Company.  For all these  disputes,  the Company has set up a provision in the amount of R$26,938.

c) Tax Litigation Dispute:

PIS/COFINS - Law 9718/99

CSN is  questioning  the legality of law 9718/99,  which  increases  the PIS and
COFINS calculation basis, including on it, the financial revenue of the Company.
The amount of this  provision  is  R$256,476,  as of  September  30,  2002 which includes the additional legal costs.

The Company  obtained a favorable  sentence in the first  instance court and the process is going through  compulsory  re-examination by the 2nd Regional Federal
Court of Appeals.  The process has not being judged by the superior  courts yet, however,  according to the Company's  lawyers  favourable  outcome is considered possible.

CPMF

The Company is  questioning  the CPMF  (Provisional  Contribution  on  Financial
Activities) taxation since the promulgation of the Constitutional  Amendment No.
21/99. The amount of this provision is R$102,906, as of September 30, 2002 which includes the additional legal costs.

The sentence in the court first instance was favourable and the process is being judged by the 2nd Regional  Federal Court of Appeals.  Therefore,  we emphasized that the most  recent  precedent  by the courts has not been  favourable  to the taxpayers.

CIDE - Contribution for Intervention in the economic domain

CSN  disputes  the  legal  validity  of  Law  10168/00,  which  established  the collection  of the  intervention  contribution  in the economic  domain over the amount  paid,  credited  or  remitted to  beneficiaries  that are not  permanent residents of the country,  as royalties  or  remuneration  of supply  contracts,
technical   assistance,   trade  mark  license   agreement  and  patent  license
exploration  agreement.  There is a judicial  deposit in the amount of R$18,118, which includes the additional legal costs.

The  sentence in the first  instance was  unfavourable  and the process is being judged by the2nd  Regional  Federal  Court of Appeals.  Although  there is not a legal  precedent,  since the processes  about the subject are still very recent, according to the Company's lawyers favorable outcome is considered possible.

Educational Salary

The Company disputes the  constitutionality  of the  Educational-Salary  and the possible  recovery of the amounts paid in the period from  01.05.89 to 10.16.96.
The  provision  amount is R$23,524 on  September  30, 2002,  which  includes the additional legal costs.

The sentence in the first  instance  court was  unfavourable  and the process is currently in trial in the 2nd Regional Federal Court of Appeals.  Recently,  the
Brazilian  Supreme Court judged the subject against the taxpayer,  which reduces the favourable outcome expectations in this process.

SAT - Workers' Compensation Insurance

The Company  understands  that it must pay the "SAT" at the rate of 1% in all of its establishments,  and not at 3%, as determines the current law. The amount of
R$20,658 is being accrued.

The sentence in the first  instance  court was  unfavourable  and the process is currently  in 2nd  Regional  Federal  Court of  Appeals.  Although  there was no judgement in the Brazilian  Supreme  Court,  according to the Company's  lawyers favorable outcome is considered possible.

Others

The  company  has still  numerous  suit  accrued  related to ICMS,  FGTS LC 110,
Drawback and Additional of freight for refreshing of the navy merchant  (AFRMM), in the amount of R$5,509.

Income Tax and Social Contribution

The Company claims the  recognition  of financial and fiscal effects  related to the  inflationary  "expurgation"  of the IPC of  January  1989,  of  51.87%  (as calculation basis of Income Tax and Social  Contribution).  The judicial deposit is in the amount of R$218,381.

The sentence in the first and second instances was partially favorable, limiting the  percentage  for January 1989 to 42.72%,  minus the applied index of 12.15%.
The possible  accounting effects of the related lawsuit were not recorded by the
Company. The process is currently in the Court of Justice ("Superior Tribunal de
Justica")  and the  majority  jurisprudence  has been  favorable to the index of
42.72% in  January  1989,  in line  with the  sentence  in the first and  second instances.

19. STOCKHOLDERS' EQUITY

(a) Capital stock

The  Company's  capital  stock as of  September  30,  2002 and June 30,  2002 is comprised of 71,729,261  thousand  common  shares,  all recorded and without par value.  Each common share entitles the owner to one vote at the General Meetings of Stockholders.

(b) Revaluation reserve (Parent Company)

This heading covers  revaluation of the Company's  fixed asset items approved by the Extraordinary General Stockholders' Meeting held March 31, 1999. The purpose of this  revaluation  was to adapt the amount  recorded  under  fixed  assets to economic  reality and to their net realizable  market or replacement  value,  in conformity with CVM Deliberation No. 288 of December 3, 1998.

Pursuant to the provisions set out in CVM Decision No. 273 of August 20, 1998, a
provision for social  contribution and income tax was set up and classified as a long-term  liability  against the  balance of the  revaluation  reserve  balance
(except land).

The realized  portion of the revaluation  reserve,  net of income tax and social contribution,  is included for  purposes of  calculating  the minimum  mandatory minimum dividend.

(c) Differential Rate

In view of the provisions  laid down by  Provisional  Measure No.  66/2002,  the
Social  Contribution on long term  revaluation  reserve was set up at a 9% rate, resulting a variation of R$32,065 in the amount.

(d) Interest on Capital

On April 12,  2002,  the  Council of  Administration,  approved  the  payment of interest on capital,  in the amount of R$50,000  (R$0.697065 per 1,000 shares of capital stock) in addition to the distribution of 2001 results.

On April 30, 2002,  the Council  approved  the payment of dividends  proposed in
December 2001, in the amount of R$90,000 (R$1.254718 per 1,000 shares of capital stock).

As deliberated by the Executive Director for Investing Relationship, the
interest on stockholders' was paid as from June 10, 2002.

(e) Capital composition

As of September 30, 2002 the main CSN' stockholders are:

20. NET REVENUES AND COST OF PRODUCTS SOLD

21. CONSOLIDATED INCOME AND PROFIT BY BUSINESS AREAS

The  information  by line of  business  is  based  on the  accounting  books  in accordance with Corporation Law.

The disclosure by line of business  followed the concept of IAS14,  as suggested by the Brazilian Securities Commission ("CVM"),  providing the means to evaluate the performance in all Company's lines of business.

Since November 2000, date of the last restructuring, the Company is restructured as  follows:  Presidency  and a Board of  Directors  -  Operations,  Commercial,
Corporate Center, Infrastructure and New Business.

The Chief  Executive  Officer is  responsible  for the strategic  planning,  CSN
Foundation and press relations of the Company.  The Corporate  Center  Executive
Officer  is  responsible  for the  financial  management,  controlling  area and information  technology,  legal  matters,  investors  relations,  human capital, internal communication of the Company and CBS - CSN Employee's Pension Fund. The
Operations  Executive Officer is responsible for the production of steel and its products.  The Commercial Executive Officer is responsible for sales,  marketing and  commercialization  of CSN's steel products.  The Energy and Infra-Structure
Executive Officer is responsible for mines, logistic investments  (railroads and ports),  own real  estates  and  energy  distribution  and  generation.  The New
Business  Executive  Officer is  responsible  for new and in  process  projects, related to the steel sector.

 o  MAE

Disputes  between  electric  sector  agents,  aggravated by the lack of electric energy offer during the rationing, did not allow the financial settlement of the operations  carried out in the Wholesale  Energy Market  ("MAE").  Such disputes were resolved through the General Agreement between electric sector agents, with direct intervention of the Federal Government.

From September 2000 to February 2002, the amounts determined in accordance with the statement provided by MAE were recorded by the Company, comprising a volume of commercialized energy representing a receivable of R$477,138.

From March to June 2002,  the Company  recorded a receivable of R$4,421,  on the basis of the  provisional  information  disclosed by MAE that was  substantially confirmed at a date subsequent to the closing of the Quarterly Information.

From July to September 2002, the Company recorded  receivables of $2,626,  based on provisional information disclosed by MAE, whose confirmation should be should be made up to  November  15,  2002.  Accordingly,  this  amount  is  subject  to adjustment upon  confirmation  of the amounts  effectively  commercialised.  The beginning of the payments in the amount of R$484,185 related to the energy sales transactions  in the MAE is scheduled for November 22, 2002.  Of this amount,  a provision of R$85,581  was made for the effects of  "Dispatch"  No.  288/2002 of
ANEEL - the Electrical Energy National Agency.

CSN understands,  however, that these credits/receivables  should be remunerated and would result in higher amounts than those recorded.

To September  2002 the net revenue from sales,  recognized by the energy segment through CSN Energia S.A. amounted to R$88,180,  of which R$46,973  correspond to the  volume  of  energy  commercialized  by the MAE,  valued on the basis of the
Company's best estimate.

22. FINANCIAL RESULTS/ NET MONETARY AND FOREIGN EXCHANGE VARIATIONS

23.      NON-OPERATING INCOME (EXPENSES)

24. VALUE-ADDED (PARENT COMPANY)

25. EBITDA

The Company's  EBITDA (gross profit minus  selling,  general and  administrative expenses, plus depreciation and depletion) is as follows:

26. EMPLOYEES' PENSION FUND

(a) Private Pension Administration

The Company is the principal sponsor of the CSN Employees' Pension Fund ("CBS"), a private  non-profit  pension fund  established in July 1960,  whose  principal objective  is to  pay  benefits  complementing  those  of  the  official  social security.  The  CBS  membership  comprises  employees  of CSN  and of  companies directly or indirectly  associated to CSN who join the fund through conventions, and the employees of CBS itself.

CBS has three benefit  plans,  two of which are defined  benefits  plans (35% of
Average Salary Plan and the Supplementary Average Salary Plan) and Supplementary
Average Salary Plan which is a mixed plan  involving  Defined  Contribution  for
Retirements  and Defined  Risk  Benefits,  approved  by the  Federal  Government
Secretariat for Supplementary Social Security on December 27, 1995.

On September 20 and June 30, 2002, CBS presented the following structure :

Four  tax  assessment   notices  were  filed  against  CBS  by  the  income  tax
authorities,  three in 1991 and one in 1996. On September 14, 2000, the Superior
Chamber  of  Tax  Appeals  (Camara  Superior  de  Recursos  Fiscais),  the  last administrative  instance of the  Ministry of Finance  (Ministerio  da  Fazenda),
admited the appeal of CBS,  judging that the assessments  filed in 1991 were not applicable.  The assessment filed in 1996,  aiming at the payment of withholding income tax, corporate income tax and social contribution on earnings, as of June
30, 2002,  amounting to R$55 million  including  interest and fine,  has already obtained  a  sentence  in  the  second  administrative  instance  accepting  the contestation  filed by CBS,  disregarding the inspectors' tax  assessments.  The
First  Chamber  of the First  Taxpayers  Council  (Primeira  Camara do  Primeiro
Conselho de  Contribuintes  do Ministerio da Fazenda)  rejected the  inspectors'
appeal.  Both processes (1991 and 1996 notices of infringement) are awaiting the issuance of the decision for their conclusion.

SPECIAL TAXATION REGIME

In accordance to the Provisional  Measure No. 2222 (Medida  Provisoria No. 2222)
of September 04, 2001, CBS chose, on December 21, 2001, to adhere to the Special
Taxation  Regime  which  provided the Company with the benefit of a tax updating amnesty amounting to R$22.6 million.

The amounts  accrued up to August 30, 2001 were paid in 6 quotas as from January
2002, in accordance with the applicable legislation.

(b) Balance Sheet

The balance sheets of CBS, can be summarized as follows:

On January  25,  1996,  the  Supplementary  Social  Security  Secretariat  - SPC
(Secretaria  de  Previdencia  Complementar),  approved a proposal  to settle the
insufficiency   of  reserves.   Considering   the  solidarity   concept  between
participants  and the  sponsors,  this  insufficiency  was  settled  through the increasing percentages of the payroll as from January 1996.

In June,  2002 in conformity  with the commitment  made by CBS and CSN, with the
Department  of  Supplemental   Social   Security   ("Secretaria  de  Previdencia
Complementar"),  approved  the CBS  proposal  for  refinancing  of  reserves  to
amortize,  of  sponsors' responsibility,   which  corresponds  to  an  87%,
approximately,  of the Deember  31, 2001  recorded  balance.  The new  agreement foresees  the  payment of 240  monthly  and  successive  instalments  monetarily indexed (INPC + 6% p.y.), from June 28, 2002, comprising 12 quotas in the amount of R$900  thousand and the remaining in 228 quotas in the amount of R$3 million.
The contract also foresees the quotas  anticipation in case of cash necessity in defined  benefit plan and the  transfer of  occasioned  deficits/superavits  for which the sponsors  are  responsible  to the updated  debtor  balance,  so as to
preserve  the  plans'   balance   without   exceeding  the  maximum   period  of
amortization.

(c) Actuarial Liabilities

As provided by CVM Deliberation No. 371, of December 13, 2000, approving the NPC
26 of IBRACON - "Employee's Benefit Accounting" that established new calculation and disclosure  accounting  practices,  the management of the Company,  with its external actuaries, determined the effects of this new practice, as follows:

I - Characteristics of the Plans

CBS has three benefit plans

o   35% of Average Salary Plan

     It is a defined benefit plan which began on 02/01/1966,  with the objective of paying retirements (related to length of service, special, invalidity or old-age)  on a life  long  basis,  equivalent  to  35% of the  participants salaries for the 12 last salaries.  The plan also guarantees the payment of
     sickness   assistance  to  the  licensed  by  the  Official   Pension  Plan
     (Previdencia  Oficial). It also guarantees the payment of funeral grant and pension.  The  participants  (active and retired) and the sponsors  make 13 contributions  per year,  being the same number of benefits  paid per year.
     This plan is in extinction,  becoming inactive on 10/31/1977,  when the new benefit plan began.

o   Supplementary Average Salary Plan

     It is a defined benefit plan which began on 11/01/1977. The purpose of this plan is to complement the difference  between the 12 last average  salaries and  the  Official  Pension  Plan  (Previdencia  Oficial)  benefit,  to the retired,  and also in a life long  basis.  As with the 35%  Average  Salary
     Plan,  there is sickness  assistance,  funeral grant and pension  coverage.
     Thirteen  contributions  and payment of benefits are made per year.  It has become  inactive since  12/26/1995,  because of the combined  supplementary benefits plan creation.

o    Combined Supplementary Benefits Plan

     This  plan has begun on  12/27/1995.  It is a mixed  plan,  being a defined contribution,  related to the retirement and a defined benefit, in relation to other benefits (pension, invalidity and sickness benefit). In this plan, the retirement  benefit is calculated based on the sponsor and participants contributions,  totalling 13 per year. Upon retirement of the  participant, the plan becomes a defined benefit plan and 13 benefits are paid per year.

II - The accounting policy adopted for recognition of actuarial gains and losses

The actuarial gains and losses  represent the differences  between the actuarial assumptions and what effectively occurred, based on experience.

The actuarial gain or loss amounts to be recognized, as revenue or expense, in a defined  benefit plan, are the gains and losses  unrecognized  which exceed,  in each period, the highest of the following limits:

(a) 10% of total accumulated projected benefit obligation of defined benefit and:

(b) 10% of fair value of plan assets

The above  amount will be  amortized  annually  dividing its total amount by the average remaining service period of employees expected to receive benefits under the plan.

III - Actuarial Liability Recognition

The Administration  decided to recognise the actuarial  liability  adjustment in the  results  for the period of five  years,  as from  January  1,  2002,  being apportioned  R$12,860 on the third quarter of 2002, in accordance with paragraph
83 and 84 of IBRACON NPC 26 and CVM Deliberation 371/2000.

IV - Main actuarial assumptions adopted in the actuarial liability calculation

CSN does not have obligations on other post - employment benefits.

27. BUSINESS INTERNATIONALIZATION

(a) In accordance with CSN's international  business  development  strategy,  on
June 19, 2001, CSN obtained the right to acquire  assets,  with the  approximate value of US$50  million  that  belonged to  Heartland  Steel Inc.,  a Company in
Chapter #11 (equivalent to Receivership,  under Brazilian Law), located in Terre
Haute, state of Indiana, USA.

As of July 16, 2001, CSN ceded its right to a limited  corporation  LLC ("LLC"), organized  according  to the  Delaware  legislation,  and  controlled  by Tangua
Incorporated,  which is owned by third entity.  LLC acquired the above mentioned assets for the amount of US$55 million and assumed  certain  liabilities  in the total amount of US$19 million.

CSN may  acquire  the quota of LLC in July  2003,  as part of a "put" and "call"
agreement  assigned  by CSN and the  administrative  agent of Credit  Agreement, related to a Tangua's  loan.  The principal  amount of the loan assigned in July
2001 is US$175  million,  with  Libor  plus  interest  rate of 1.875%  p.y.  The exercise price of the "put" and "call" agreement is the borrowing  balance (plus accrued interest) on the acquisition date.

28. SUBSEQUENT EVENTS

(a) Companhia Siderurgica  Nacional,  has a US$ 140 millions debt with financial institutions,  relating to US  Commercial  Paper and Trade Notes in the American
market,  with maturity in October 2002.  The maturity of part of the  Commercial
Papers  (US$50  million)  was extended to December 2, 2002.  The balance  (US$90 million) will be paid upon maturity comprising US$65 million on October 16, 2002 and US$25 million on October 25, 2002

(b) According to the strategy of internationalisation of its activities, CSN has executed , on July 17, 2002, a non - binding Heads of Agreement with Corus Group plc ("Corus"),  a British - Dutch steel - maker group, aiming at the integration of its operations,  as mentioned in the subsequents  events note included in the
June,  2002  quarterly  information.  The  operation  was subject to a number of conditions,  to be  discussed,  negotiated  and  concluded  in 120 days from the subscription date.

Accordingly, in view of the current difficulties and uncertainties in the global economic scenario and the  international  financial  markets,  identified by the
Board of the Corus Group plc, CSN decided to call off the  transaction as stated
in the Relevant Event" of July 17, 2002.

29. EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

The  accompanying  financial  statements  have  been  prepared  on the  basis of accounting practices laid down by the Corporate Law in Brazil.

Certain  accounting  practices  applied by the Company and its subsidiaries that conform with those accounting practices in Brazil may not conform with generally accepted accounting principles in other countries.

Highlights

o    Operating  Income  before  financial  and equity  results grew 56% to R$895 million in the  nine-month  period ended  September  30,  2002,  reflecting higher sales volume,  greater  proportion of exports,  higher prices in the external market and lower cost of goods sold, on a per tonne basis.

o    Sales  volume in the third  quarter  2002  totaled  1.2  million  tonnes of finished  products  and slabs,  44% higher than in 2001.  In the first nine months of 2002,  sales volume totaled 3.5 million  tonnes,  25% higher than the same period of 2001.  Exports as a percentage of total sales  increased to 39% in the third quarter, reaching 31% in the first nine months of 2002, increases  of 18  percentage  points over the same  periods of 2001.  These variations  are a result of the  Company's  recent  strategy  to redirect a higher  percentage  of its  sales to  exports,  making  the most of  higher international  prices and exchange rate  devaluation,  providing a hedge to its foreign currency debt.  Moreover,  2001 sales volumes had been affected by Blast Furnace # 3 (BF#3) and Hot Strip Mill # 2 (HSM#2) revampings.

o    Net revenues  grew by 64% in the third  quarter of 2002,  totaling  R$1.2 billion and export revenues,  denominated in dollars,  rose from 10% to 39%
     of total  sales  revenues  in the third  quarter.  The growth in the export market is explained by the higher volume and by the 14% increase in average prices (in spite of the fact that slabs  accounted  for 22%).  In the first nine months of the year, net sales grew by 30%, totaling R$3.1 billion.

o    The strong  operating  performance  contributed to EBITDA (Gross Profit -
     SGA Expenses + Depreciation and Depletion),  of R$579 million, 148% higher than in 3Q01, with an EBITDA margin of 49.3%.  Reflecting the growing trend in EBITDA due to higher exports,  September amount was more than 41% of the total recorded in the 3rd quarter. In the first nine months of 2002, EBITDA was 54% higher, totaling R$1,367 million, with a 44% margin over net sales.
     Consolidated  EBITDA totaled R$1,339 million.  The drop in the consolidated figures is caused by a  non-recurring  event.  In the 3rd quarter 2002, CSN
     Energia recorded R$86 million in a provision for doubtful  accounts related to the  effects  of Ruling  288/2002  from the  Brazilian  electric  energy regulatory agency - Aneel - which regulated energy transmissal  between the
     South and  Southeastern  regions during the energy  shortage.  CSN believes that this  receivables  are higher than the current  recorded and that they should be financially liquidated.

o    In September 30, 2002, CSN's net debt position was US$1.4 billion, a US$0.7 billion reduction  compared to December 2001. This reduction is a result of a US$240 million drop in gross debt to US$2.2 billion at September 30, 2002 and a US$457 million  increase in cash, which amounted to US$747 million at the same date.  The higher cash position  comes from the  Company's  strong cash generation, as well as from gains on hedging instruments.

     Besides U.S.  dollar  investments  of US$77 million in cash,  CSN maintains exchange rate hedging instruments,  in swaps and options, in the amounts of
     US$1.5  billion and US$0.6  billion  (protected  up to an exchange  rate of
     R$3.075=US$1),  respectively.  Thus  considering  the  average  assets  and liabilities  denominated  in dollars,  the Company has a net exchange  rate exposure of  approximately  US$300  million,  compatible with the long-term debt denominated in foreign currency, comprised mainly of: a US$275 million obligation  with BNDES due in July 2011,  US$79 million in Euronotes due in
     June 2007, US$58 million in bilateral  contracts due in December 2006 and a
     US$49 million under a loan related to the revamping of BF#3, due in October
     2011.

o    Despite  the  record  operating  performance,  CSN had net  losses of R$169 million  (R$2.36 per ADR) in 3Q02 and R$577 million (R$8.04 per ADR) in the nine-month period. The deferral of exchange-related losses incurred in 2001 explains most of the  variation  between the net income of R$427 million of the first nine months of 2001 and the loss in the same period in 2002. That was because the deferral started as of September 2001, which  represented a
     R$1.5 billion  revenue in that month;  besides,  the  amortization  of that deferral was R$168 million higher in 2002. On a consolidated basis, CSN had a net loss of R$574  million,  compared to a net income of R$425 million in the first nine months of 2001.

Production and Production Costs

In 3Q02, production output totaled 1.3 million tonnes - a 45% growth compared to
3Q01, due to the revamping of BF#3 that began in May 2001,  which reduced output to 0.9 million  tonnes in 3Q01.  For the first nine months of 2002,  crude steel output  totaled  3.8  million  tonnes,  37% higher than the same period in 2001, while rolled steel production grew 13% to 3.4 million tonnes (production volumes measured at the continuous caster for crude steel, and at the hot strip mill for hot rolled bands - this volume slightly  differs from inventory  deposits due to normal process losses).

Production  costs in 3Q02 and in the first  nine  months of 2002 were lower on a per-tonne  basis,  although  affected by the the higher average dollar  exchange rate, which was 23% and 17% higher than in 3Q01 and Jan-Sep 2001,  respectively.
The  higher  productivity  in 2002 led to a  greater  dilution  of fixed  costs, contributing  to  the  lower  costs  on a per  tonne  basis.  In  addition,  the consumption of outsourced  slabs,  during the revamping of BF#3,  contributed to cost increases in 2001.

Total production costs maintained their relative proportions, with the exception of raw materials costs (due to the consumption of outsourced  slabs in 2001) and depreciation.  The major investment projects completed in 2001 (the revamping of
BF#3 and HSM#2)  contributed to a R$53 million  increase in  depreciation in the nine months of 2002.

Sales

Sales volume of finished  products  and slabs  totaled 1.2 million  tonnes,  44%
higher than in 3Q01.  This amount  includes  97,000 tonnes of exported slabs. In the first nine months of 2002,  sales  volume  totaled 3.5 million  tonnes,  25%
higher than in 2001 with 425,000 tonnes of exported slabs.

The domestic market  accounted for 61% of total sales volume in 2Q02 compared to
90% in the same period of 2001. In the first nine months of 2002, domestic sales volume  accounted  for 69% of  total  sales,  compared  to 87% in  2001.  Due to increasing international prices and dollar appreciation,  the Company decided to boost its exports,  aiming at generating a continuous dollar denominated revenue flow.

Higher  value-added  galvanized steel and tin mill products accounted for 35% of total sales volume in the first nine months of 2002,  compared to 44% last year, when the Company did not sell slabs and reduced its hot rolled  coils' sales due to the  modernization of HSM#2.  Considering only finished  products  (excluding slab sales,  which accounted for 13% of sales volume in the first nine months of
2002), coated steel products accounted for 40% of total sales volume.

CSN's  consolidated  sales  volume was 3.7 million  tonnes in the first nine months of 2002, compared to 2.9 million tonnes last year. The 118 thousand-tonne difference  when compared to Parent  Company's  sales volume is basically due to the realization of inventory in subsidiaries. In 2002, coated products accounted for 38% of  total  sales  volume  in 2002  (43%,  excluding  slab  sales).  This difference  in  sales  mix is  mainly  attributable  to the  sale of  galvanized products by CISA and GalvaSud,  the latter utilizing cold rolled steel purchased from CSN.

Operating Results

Net  revenues,  Cost of Goods Sold and gross margin
Net revenues increased 64% to R$1.2 billion in 3Q02. The 44% higher sales volume and the 10% and 14% higher average  prices in the domestic and external  market, respectively,  were  responsible  for this  increase.  Higher average prices are related to price  increases  implemented in the domestic market at the beginning of this year (9% in average) and last  September  (10% in average) and to higher average prices in the  international  market and the impact the real devaluation on export sales. Domestic sales accounted for 61% of total sales volume compared to 90% in 2001.

In the first nine months of 2002, net revenues totaled R$3.1 billion, 30% higher than in the previous  year,  with  domestic  sales  accounting  for 74% of total revenues  compared to 88% in 9M01. This  improvement was due to 25% higher sales volume  and 8% higher  average  prices in the  domestic  market,  as well as the recovery in  international  prices and the  reflection of the weaker real in the export sales.  Consolidated net revenues totaled R$3.5 billion in the first nine months of 2002,  19%  higher  than in the same  period of 2001.  The  difference between Parent Company and Consolidated  figures is due, in part, to the sale of surplus  energy in the amount of R$88  million  through  CSN's  subsidiary - CSN
Energia and to the sales of Inal, CISA and GalvaSud,  which are dedicated to the sale of higher value added products, using products supplied by CSN.

In 3Q02,  cost of goods sold  (COGS) was 19%  higher,  totaling  R$588  million.
Higher  sales  volume and the impact of the higher  exchange  rate were the main reasons behind this increase.  Higher depreciation also added R$34 million,  but on a per tonne basis,  the cost of steel  products was 19% lower.  For the first nine months of 2002, COGS totaled R$1,766 million,  14% higher than the previous year,  due to higher  sales  volume and an increase in  depreciation  during the period, but COGS on a per tonne basis, dropped 9%. Consolidated COGS was R$1,952 million, 15% higher than in 9M01.

The gross  margin  expansion  to 49.9% in 3Q02  compared to 30.9% in 3Q01 is due mainly to higher selling  prices,  to a better market mix and to lower per tonne production  costs. In the first nine months of 2002,  gross margin was 43.3%, or
7.6 percentage points higher than in 9M01. Consolidated gross margin was in line with that of the Parent Company, at 43.7%.

SGA  expenses
In 3Q02 SGA expenses, without depreciation, totaled R$125 million, R$52 million higher than in 3Q01. The main reasons for this increase were R$14 million higher handling expenses (freight and insurance), a function of higher export volume in this  quarter,  R$8 million in labor  expenses  due to  dismissals  related to a restructuring in Volta Redonda steel mill, a R$7 million  provision for doubtful accounts and the transfer of the R$13 million  provision for the profit  sharing program in 2002 to administrative  expenses,  which in 2001 had been included in other operating income/expenses.

In the first nine months of 2002,  SGA  expenses  totaled  R$339  million,  53%
higher  (or  R$117  million)  than in the same  period in 2001,  mainly  for the reasons mentioned above, R$32 million of which was related to handling expenses,
R$31 million to the inclusion of profit  sharing  provisions in the SGA line of the  income  statement  and R$32  million to the  adjustment  to  provision  for doubtful accounts in 2001.

EBITDA
EBITDA  in  3Q02  was  148%  higher,   totaling  R$579  million.  EBITDA  margin
(EBITDA/Net  revenues) was 49.3%,  17 percentage  points higher than in 3Q01. In the first nine months of 2002,  EBITDA totaled R$1,367 million,  54% higher than the same period in 2001,  with an EBITDA  margin of 43.9%,  among the highest in the world for a steel  company.  Such  increases  are  related  to the growth of income/gross margin explained above.

Consolidated EBITDA also grew by 13% and reached R$1,339 million, with an EBITDA margin of 38.6%. Surplus energy sales, which in the first half of 2001 generated a 78% EBITDA margin,  presented  negative EBITDA in 2002, due to a provision for doubtful accounts as already explained.

Other operating income (expenses)
In 3Q02,  the Company  recorded  net revenue of R$3 million,  compared  with R$4 million of other  operating  expenses,  net recorded in 3Q01.  In the first nine months of 2002,  there was a R$52 million  increase in such net expenses to R$89 million from R$37  million,  due mainly to a provision to recognize the unfunded pension  liability  in CBS (CSN's  Pension  Fund),  which  began  last  January, according to CVM Rule  371/2000 in the amount of R$40 million and to  provisions for contingencies.

Net financial results
With the recent  appreciation  of the U.S.  dollar,  the policy to protect  U.S.
dollar   denominated   liabilities   has   resulted  in  lowering  the  exchange
rate-related  impact on CSN's financial  result. In 3Q02 alone, swap and options contracts  amounted to US$1.4 billion and US$0.6 billion,  respectively and were the main driver for the  increase in financial  income of R$1.2  billion in this quarter and of R$1.8 billion in the first nine months of 2002.

On the other hand,  the greater  exchange  rate  variation in 2002 (see Exchange
Rate  table)   negatively   impacted  the  lines  of   financial   expenses  and
monetary/exchange variation. CSN recorded financial expenses of R$324 million in
3Q02 and R$707  million in 9M02.  Provisions  for taxes on financial  income are included in that  amount and were  substantially  higher due to the  increase of that  income.  The  line of net  monetary/exchange  variations  though  was also impacted by the  amortization of the 2001 and 1999 exchange rate  deferrals,  in the amount of R$82 million and R$287 million,  during 3Q02 and first nine months of 2002, respectively.

The average cost of CSN's consolidated gross debt is stable around 6%, in dollar terms,  while  the real  cost of debt as per net  financial  income  (expenses), including  hedging  contracts,  is  approximately  equal  to the  Brazilian  CDI
(Interbank Loan Rate).

Exchange Rate Impact Deferral:
CSN  amortized a total amount of R$557  million  during the first nine months of
2002. In relation to the 2001 exchange rate  deferral,  in the first nine months of 2002, the Company  amortized a total of R$473  million,  leaving a balance of
R$272  million to be amortized by 2004,  of which R$39 million will be amortized in the fourth  quarter  of 2002.  Regarding  the 1999  exchange  rate  deferral, amortization expenses totaled R$84 million in the first nine months of 2002, and the  outstanding  balance of R$23 million will be fully  amortized by the end of this year.

Equity in results of subsidiaries
Equity in results  of  subsidiaries  totaled  R$575  million in 3Q02,  and R$880 million for the first nine  months of 2002.  The  increase of R$220  million and
R$408 million, respectively,  were due mainly to the gain, in reais, in offshore affiliated companies, which have assets denominated in U.S. dollars. This effect was  partially  offset  by an  adjustment  in the  revenue  provision  from  the
Wholesale Energy Market (MAE), in the amount of R$56 million (after taxes),  due to a Ruling from Aneel, as already explained.

Income Tax and Social Contribution
In the third quarter of 2002,  CSN recorded  income tax and social  contribution credits totaling R$415 million.  The difference of R$834 million compared to the same period in 2001 is due to the higher  pre-tax  loss  recorded in the period.
For the same  reason,  in the first nine months of 2002,  CSN recorded an income tax credit of R$745 million, a difference of R$870 million compared to 9M01.

Net Loss
Net loss in the third  quarter of 2002 for the Parent  Company was R$169 million
(R$2.36 per ADR). For the first nine months of 2002, net loss was R$577 million,
(R$8.04  per  ADR).  Consolidated  figures  were  very  close  to the  parent's, recording a net loss of R$574 million.

Consolidated Net Debt

In the first nine months of 2002,  CSN's  consolidated net debt was reduced from
US$2.1 billion to US$1.4 billion,  due to cash generation and gains from hedging operations. On September 30, 2002 cash and cash equivalents were US$747 million.
In  October  2002,  the  Company  paid US$90  million  of the US$140  million US
Commercial Paper,  having succeeded in renegotiating a 47 day  postponement,  at the original  terms.  During this  period,  CSN will be  renegotiating  with its creditors a pre-export facility.

Capital Expenditures

In 9M02,  total CAPEX was R$231  million,  with R$38 million being  allocated to environmental  projects,  R$24 million in residual payments for the revamping of
BF#3  and  HSM#2  and  R$169  million  toward  other  projects  related  to  the maintenance  of the Volta  Redonda  mill.  Compared  to the first nine months of
2001,  investments  were R$462 million  lower,  due to the revamping of BF#3 and
HSM#2 in 2001.

Recent Events

o    On September  26, 2002,  an  Extraordinary  General  Shareholders'  Meeting
     approved  the  proposal to acquire  Cia.  Metalic do  Nordeste  for R$108.5 million,  adjusted by the IGP-M inflation index since July 1, 2002 plus 12%
     per year, to be paid in 12 consecutive monthly installments.

o    In October,  Fernando Perrone resigned from his position as CSN's Executive
     Officer -  Infrastructure  and Energy to be  devoted  only to CSN's  Board of
     Directors,  to  which  he was  elected  in  September  26,  2002.  Benjamin
     Steinbruch, CSN's CEO, is performing the duties of this position.

o    Jose Marcos Treiger,  CSN's former Investor  Relations General Manager left the Company on October 11, 2002, after more than 6 years of dedication,  to assume new challenges out of Rio de Janeiro. So far, his position is vacant and the department  continues to be  represented by its Executive  Officer,
     Antonio Mary Ulrich.

o    CSN announced  today its decision of not proceeding with the combination of its assets with Corus Group plc, as  announced  last July 17. The  decision was  driven  by  difficulties  and  uncertainties  in the  global  economic scenario and the international financial markets identified by the Board of
     Corus  Group plc.  CSN has shown  trough the  constant  improvement  of its operational  results and through its debt reduction that it has managed its operations towards the continuous  enhancement of its competitiveness.  The
     Company will  continue to seek growth  opportunities  in the steel  market, according to its internationalization strategy.

     Companhia  Siderurgica  Nacional,  located in the state of Rio de  Janeiro,
     Brazil, is a steel complex  integrated by investments in infrastructure and logistics,  that combines in its  operation  captive  mines,  an integrated steel  mill,  service  centers,  ports and  railways.  With a total  annual production  capacity of 5,400,000  tonnes of crude steel and gross revenues of R$4.0 billion reported in 2001, CSN is also the only tin-plate  producer in Brazil and one of the five largest tin-plate producers worldwide.

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future.
They include future results that may be implied by historical results,  exchange rate  deferrals,  the acquisition of Metalic,  the receivables  from the sale of energy and the  adoption  of  financial  charges  for this  receivables.  Actual results,  performance or events may differ  materially  from those  expressed or implied by the forward-looking  statements, as a result of several factors, such as general and economic conditions in Brazil and other countries,  interest rate and exchange rate levels, future renegotiations or pre-payment of liabilities or credits  denominated in foreign  currencies,  protectionist  measures in the US,
Brazil and other countries,  the outcome of Brazil's  elections in October 2002, changes in laws and  regulations and general  competitive  factors (on a global, regional or national basis).

                           Four pages of tables follow

FEDERAL PUBLIC SERVICE **CORPORATE LAW**
CVM - BRAZILIAN SECURITIES COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY **DATE - 09/30/2002**

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF COMPANY	3 - TAXPAYER
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (IN THOUSANDS OF BRAZILIAN REAIS)

1 - CODE	2 - DESCRIPTION	3 - 09/30/2002	4 - 06/30/2002
1	TOTAL ASSETS	16,564,236	15,068,225
1.01	CURRENT ASSETS	6,024,293	4,791,295
1.01.01	CASH AND BANKS	34,897	21,648
1.01.01.01	BANKS	34,864	21,621
1.01.01.02	OTHER	33	27
1.01.02	CREDITS	1,322,368	1,176,031
1.01.02.01	TRADE ACCOUNTS RECEIVABLE - DOMESTIC MARKET	1,053,830	1,085,031
1.01.02.02	TRADE ACCOUNTS RECEIVABLE - EXPORT MARKET	445,780	185,412
1.01.02.03	ALLOWANCE FOR DOUBTFUL ACCOUNTS	(177,242)	(94,412)
1.01.03	INVENTORIES	637,489	631,246
1.01.03.01	FINISHED PRODUCTS	176,186	194,817
1.01.03.02	PRODUCTS IN PROCESS	71,767	79,471
1.01.03.03	RAW MATERIAL	183,713	197,590
1.01.03.04	SPARE PARTS AND MAINTENANCE SUPPLIES	155,972	130,314
1.01.03.05	IMPORTS IN TRANSIT	37,357	12,223
1.01.03.06	MATERIALS IN TRANSIT	12,494	16,831
1.01.04	OTHER	4,029,539	2,962,370
1.01.04.01	MARKETABLE SECURITIES	2,863,321	2,414,831
1.01.04.02	WITHHOLDING INCOME TAX AND SOCIAL CONTRIBUTION TO OFFSET	163,025	187,360
1.01.04.03	DEFERRED INCOME TAX	229,112	76,928
1.01.04.04	DEFERRED SOCIAL CONTRIBUTION	49,953	23,647
1.01.04.05	OPTION PREMIUM HEDGE	567,092	91,235
1.01.04.06	OTHER	157,036	168,369
1.02	LONG-TERM ASSETS	1,774,242	1,517,461
1.02.01	CREDITS	54,102	53,700
1.02.01.01	COMPULSORY LOANS - ELETROBRÁS	54,102	53,700
1.02.02	CREDITS WITH RELATED PARTIES	1,629	3,881
1.02.02.01	AFFILIATES	0	0
1.02.02.02	SUBSIDIARIES	1,629	3,881
1.02.02.03	OTHER RELATED PARTIES	0	0
1.02.03	OTHER	1,718,511	1,459,880
1.02.03.01	DEFERRED INCOME TAX	554,895	416,982
1.02.03.02	DEFERRED SOCIAL CONTRIBUTION	178,690	92,082
1.02.03.03	JUDICIAL DEPOSITS	393,486	389,126
1.02.03.04	SECURITIES RECEIVABLE	138,337	121,337
1.02.03.05	RECOVERABLE PIS / PASEP	45,955	44,745
1.02.03.06	LEASES	51,366	52,005
1.02.03.07	INVESTMENT AVAILABLE FOR SALE	259,748	262,647
1.02.03.07	OTHER	96,034	80,956
1.03	PERMANENT ASSETS	8,765,701	8,759,469
1.03.01	INVESTMENTS	19,559	20,379
1.03.01.01	IN AFFILIATES	9,157	9,542

FEDERAL PUBLIC SERVICE CORPORATE LAW
CVM - BRAZILIAN SECURITIES COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY DATE - 09/30/2002

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF COMPANY	3 - TAXPAYER
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSANDS OF BRAZILIAN REAIS)

1 - CODE	2 - DESCRIPTION	3 - 09/30/2002	4 - 06/30/2002
2	TOTAL LIABILITIES	16,564,236	15,068,225
2.01	CURRENT LIABILITIES	5,784,788	5,243,242
2.01.01	LOANS AND FINANCING	4,044,618	4,131,888
2.01.02	DEBENTURES	30,857	48,957
2.01.03	SUPPLIERS	598,074	457,996
2.01.04	TAXES AND CONTRIBUTIONS	317,558	375,829
2.01.04.01	SALARIES AND SOCIAL CONTRIBUTIONS	92,805	81,520
2.01.04.02	TAXES PAYABLE	153,671	145,209
2.01.04.03	DEFERRED INCOME TAX	52,266	109,632
2.01.04.04	DEFERRED SOCIAL CONTRIBUTION	18,816	39,468
2.01.05	DIVIDENDS PAYABLE	366	397
2.01.05.01	INTEREST ON STOCKHOLDERS' EQUITY DELIBERATED	366	397
2.01.05.02	DIVIDENDS AND INTEREST ON STOCKHOLDERS' EQUITY PROPOSED	0	0
2.01.06	PROVISIONS	11,757	17,272
2.01.06.01	LABOR, CIVIL AND FISCAL	11,757	17,272
2.01.07	DEBT WITH RELATED PARTIES	0	0
2.01.08	OTHER	781,558	210,903
2.01.08.01	OPTION PREMIUM HEDGE	660,985	128,621
2.01.08.02	OTHER	120,573	82,282
2.02	LONG-TERM LIABILITIES	6,303,355	5,150,427
2.02.01	LOANS AND FINANCING	3,661,129	2,734,345
2.02.01.01	LOANS AND FINANCING	3,661,129	2,734,345
2.02.02	DEBENTURES	681,574	649,412
2.02.03	PROVISIONS	1,578,974	1,496,068
2.02.03.01	LABOR, CIVIL AND FISCAL	182,605	177,363
2.02.03.02	FOR INCOME TAX IN JUDGE	125,271	125,271
2.02.03.03	FOR SOCIAL CONTRIBUTION IN JUDGE	93,110	93,110
2.02.03.04	DEFERRED INCOME TAX	866,168	833,538
2.02.03.05	DEFERRED SOCIAL CONTRIBUTION	311,820	266,786
2.02.04	DEBT WITH AFFILIATES	0	0
2.02.05	OTHER	381,678	270,602
2.02.05.01	PROVISION FOR INVESTMENT DEVALUATION	0	0
2.02.05.02	OTHER II	381,678	270,602
2.03	DEFERRED INCOME	0	0
2.04	MINORITY INTEREST	0	0
2.05	STOCKHOLDERS EQUITY	4,476,093	4,674,556
2.05.01	PAID-IN CAPITAL	1,680,947	1,680,947
2.05.01.01	COMMON STOCKS	1,680,947	1,680,947
2.05.02	CAPITAL RESERVES	10,485	10,485
2.05.03	REVALUATION RESERVES	2,204,397	2,260,311
2.05.03.01	OWN ASSETS	2,204,160	2,260,074
2.05.03.02	SUBSIDIARIES/AFFILIATES	237	237

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

CORPORATE LAW

DATE - 09/30/2002

01.01 - IDENTIFICATION

| 1 - CVM CODE | 2 - NAME OF COMPANY | | 3 - TAX PAYER |
|---|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | | 33.042.730/0001-04 |

07.01 - CONSOLIDATED STATEMENT OF OPERATIONS (IN THOUSANDS OF BRAZILIAN REAIS)

| 1 - CODE | 2 - DESCRIPTION | 3 - 07/01/2002 TO 09/30/2002 | 4 - 01/01/2002 TO 09/30/2002 | 5 - 07/01/2001 TO 09/30/2001 | 6 - 01/01/2001 TO 09/30/2001 |
|---|---|---|---|---|---|
| 3.01 | GROSS REVENUE FROM SALES AND SERVICES | 1,539,745 | 4,131,978 | 1,239,112 | 3,531,628 |
| 3.02 | DEDUCTIONS FROM GROSS REVENUE | (219,361) | (667,085) | (193,177) | (628,288) |
| 3.03 | NET REVENUE FROM SALES AND SERVICES | 1,320,384 | 3,464,893 | 1,045,935 | 2,903,340 |
| 3.04 | COST OF GOODS AND SERVICES SOLD | (646,148) | (1,951,500) | (547,286) | (1,697,533) |
| 3.05 | GROSS PROFIT | 674,236 | 1,513,393 | 498,649 | 1,205,807 |
| 3.06 | OPERATING INCOME (EXPENSES) | (1,268,338) | (2,831,384) | 548,888 | (627,971) |
| 3.06.01 | SELLING | (190,754) | (334,264) | (44,370) | (125,647) |
| 3.06.02 | GENERAL AND ADMINISTRATIVE | (89,261) | (239,112) | (57,667) | (183,396) |
| 3.06.03 | FINANCIAL | 992,542 | 1,203,922 | 130,263 | 99,672 |
| 3.06.03.01 | FINANCIAL INCOME | 1,264,481 | 1,808,146 | 365,945 | 678,663 |
| 3.06.03.01.01 | EXCHANGE VARIATION AMORTIZATION | (545) | (270,167) | 73,636 | 73,636 |
| 3.06.03.01.02 | OTHER | 1,265,026 | 2,078,313 | 292,309 | 605,027 |
| 3.06.03.02 | FINANCIAL EXPENSES | (271,939) | (604,224) | (235,682) | (578,991) |
| 3.06.04 | OTHER OPERATING INCOME | 23,486 | 28,785 | 16,871 | 31,411 |
| 3.06.05 | OTHER OPERATING EXPENSES | (2,000,628) | (3,473,667) | 507,196 | (405,672) |
| 3.06.05.01 | FOREIGN EXCHANGE AND MONETARY LOSS, NET | (1,885,786) | (3,059,545) | 981,745 | 181,945 |
| 3.06.05.02 | AMORTIZATION OF SPECIAL EXCHANGE VARIATION | (81,907) | (288,973) | (441,886) | (509,462) |
| 3.06.05.03 | OTHER | (32,935) | (125,149) | (32,663) | (78,155) |
| 3.06.06 | EQUITY IN RESULTS OF SUBSIDIARIES AND AFFILIATED COMPANIES | (3,723) | (17,048) | (3,405) | (44,339) |
| 3.07 | OPERATING INCOME (LOSS) | (594,102) | (1,317,991) | 1,047,537 | 577,836 |
| 3.08 | NON-OPERATING INCOME (LOSS) | (4,646) | (10,492) | (5,192) | (6,518) |

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

CORPORATE LAW

DATE - 09/30/2002

33.042.730/0001-04

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS RELEVANT

Cash Flow Statements (Supplemental information)
(In thousands of Brazilian reais)

	Parent Company		Consolidated	
	09/30/02	09/30/01	09/30/02	09/30/01
Cash Flow from operating activities				
Net income (loss) for the period	**(576,765)**	**426,867**	**(574,363)**	**424,792**
Adjustments to reconcile the net income for the period				
with the resources from operating activities:				
- Amortization of special exchange variation	557,139	399,892	559,140	435,826
- Exchange Variation Deferment - CVM 404/01		(1,495,203)		(1,573,691)
- Loans and Financing monetary and exchange variation	3,902,691	1,840,653	3,211,071	1,655,996
- Provision for loan and financing charges	520,624	416,314	376,102	303,798
- Depreciation / depletion / amortization	383,105	277,801	399,003	286,855
- Write-offs of permanent assets	2,001	880	3,262	1,274
- Equity pick up	(879,632)	(471,861)	17,048	44,339
- Deferred income tax and social contribution	(705,309)	202,725	(731,656)	205,028
- Market to Market Provision	182,961		182,961	
- Pis/Cofins Contingency Provision	126,849	41,280	126,849	41,280
- Other provisions	92,649	3,585	181,034	(21,842)
	3,606,313	**1,642,933**	**3,750,451**	**1,803,655**
(Increase) Decrease in assets:				
- Accounts receivable – trade	(430,428)	22,303	(477,481)	(307,896)
- Accounts receivable – sales of investments		2,961,803		3,277,495
- Inventories	66,694	(22,545)	93,782	(2,515)
- Judicial deposits	(30,205)	(36,799)	(34,507)	(37,975)
- Credits with subsidiary and associated companies	664,492	(606,070)	1,556	(1,521)
- Carryforward taxes	51,921	(151,018)	120,315	(155,961)
- Option Premium Hedge	(200,457)		(201,761)	
- Other	16,831	(155,462)	(31,792)	(150,821)
	138,848	**2,012,212**	**(529,888)**	**2,620,806**
Increase (Decrease) in liabilities:				
- Suppliers	217,045	144,819	213,441	148,445
- Salaries and payroll charges	29,476	26,299	25,367	25,115
- Taxes	95	(50,072)	(60,937)	(33,405)
- Exchange Variation Deferment - CVM 404/01		1,495,203		1,573,691
- Accounts payable - Subsidiary Company	(43,214)			
- Swap	126,537		126,537	
- Other	11,546	(3,405)	79,211	29,231
	341,485	**1,612,844**	**383,619**	**1,743,077**
Net resources from operating activities	**4,086,646**	**5,267,989**	**3,604,182**	**6,167,538**
Cash Flow from investing activities				
Investments	(824,255)	(60,238)	(7,914)	
Property, plant and equipment	(184,675)	(636,369)	(380,666)	(753,217)
Deferred assets	(28,896)	(1,529,907)	(39,763)	(1,633,773)
Net resources used on investing activities	**(1,037,826)**	**(2,226,514)**	**(428,343)**	**(2,386,990)**
Cash Flow from financing activities				
Resources:				
- Loans and financing	1,364,208	617,089	1,362,417	9,857,049
- Debentures	667,718		667,718	
	2,031,926	**617,089**	**2,030,135**	**9,857,049**
Payments:				
- Financial institutions	(2,832,664)	(970,085)	(2,828,164)	(10,659,729)
- Subsidiary		(83,032)		
- Interest on stockholders' equity/dividends	(140,030)	(2,753,395)	(140,030)	(2,753,404)
	(2,972,694)	**(3,806,512)**	**(2,968,194)**	**(13,413,133)**
Net resources from financing activities	**(940,768)**	**(3,189,423)**	**(938,059)**	**(3,556,084)**
Increase (Decrease) in cash and cash equivalents	**2,108,052**	**(147,948)**	**2,237,780**	**224,464**
Cash and cash equivalents, beginning of period	378,684	1,187,769	660,438	1,365,673
Cash and cash equivalents, end of the period	**2,486,736**	**1,039,821**	**2,898,218**	**1,590,137**
Additional cash flow information				
Monetary variation and interest capitalized	17,226	25,761	72,650	25,248

(Translation of the report originally issued in Portuguese.
See Note 29 to the financial statements)
FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY
CORPORATE LAW
DATE - 09/30/2002
00403 - 0 COMPANHIA SIDERÚRGICA NACIONAL
33.042.730/0001-04

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS RELEVANT

Statements of Changes in Financial Positions

(In thousands of Brazilian reais)

	Parent Company		Consolidated	
	2002	2001	2002	2001
SOURCES OF FUNDS				
Funds provided by operations				
Net income (loss) for the period	(576,765)	426,867	(574,363)	424,792
Expenses (income) not affecting working capital				
- Monetary and foreign exchange variation				
and long-term accrued charges (net)	2,573,441	1,383,501	956,507	565,861
- Exchange Variation Deferment - CVM 404/01		(1,495,203)		(1,573,691)
- Equity pick up	(879,632)	(471,861)	17,048	44,339
- Write-offs of permanent assets	2,001	880	3,262	1,274
- Depreciation/depletion/Amortization	383,105	277,801	399,003	286,855
- Amortization of deferred foreign exchange Variation	557,139	399,892	559,140	435,826
- Gain/Loss with Loans and Financing			261,226	370,812
- Deferred income tax and social contribuition	(417,191)	144,436	(414,846)	144,436
- Pis/Cofins Contingency Provision	126,849	41,280	126,849	41,280
- Other	42,904	4,159	54,065	(1,564)
	1,811,851	711,752	1,387,891	740,220
Funds provided by third parties - Long-term				
Loans and financing resources	807,938	385,923	430,583	356,806
Debentures Issue	667,718		667,718	
Decrease in other assets	909,358	47,649	31,625	34,971
Increase in other liabilities	104,981	28,872	146,528	28,872
Investment for Sale		264,634		264,634
- Exchange Variation Deferment - CVM 404/01		1,495,203		1,573,691
Subsidiaries Proposed Dividend	2,016			
Other	(24,107)	72,789	(19,269)	72,695
	2,467,904	2,295,070	1,257,185	2,331,669
	4,279,755	3,006,822	2,645,076	3,071,889
USES OF FUNDS				
Funds used in permanent assets				
Investments	824,255	60,238	7,914	
Property, plant and equipment	201,901	662,130	453,316	778,465
Deferred assets	28,896	1,529,907	39,763	1,633,773
	1,055,052	2,252,275	500,993	2,412,238
Other				
Dividends and interest on stockholders' equity	50,000	836,065	50,000	836,065
Transfer of loans and financing to short-term	303,475	1,223,642	847,469	1,188,143
Increases in noncurrent assets	149,912	633,571	(20,451)	135,994
Deferred income tax and social contribution	131,739		131,739	
Decrease in long-term loans and financing	21,674	96,979	13,552	775,698
Other	1,459	45,681	1,459	45,685
	658,259	2,835,938	1,023,768	2,981,585
	1,713,311	5,088,213	1,524,761	5,393,823
INCREASE (DECREASE) IN NET WORKING CAPITAL	2,566,444	(2,081,391)	1,120,315	(2,321,934)
CHANGES IN NET WORKING CAPITAL				
Current assets				
- At end of period	5,444,332	3,621,879	6,024,293	4,439,889
- At beginning of period	2,339,564	5,826,247	2,851,555	6,273,444
	3,104,768	(2,204,368)	3,172,738	(1,833,555)
Current liabilities				
- At end of period	4,159,479	3,895,888	5,784,788	5,383,248
- At beginning of period	3,621,155	4,018,865	3,732,365	4,894,869
	538,324	(122,977)	2,052,423	488,379
INCREASE (DECREASE) IN NET WORKING CAPITAL	2,566,444	(2,081,391)	1,120,315	(2,321,934)

The accompanying notes are an integral part of these statements.

Report of Independent Public Accountants on Special Review

(Translation of the report originally  issued in Portuguese.  See Note 29 to the quarterly financial statements.)

To  the  Administration   Council  and  Shareholders  of  Companhia  Siderurgica
Nacional:

1.   We  have  made a  special  review  of the  quarterly  report  of  COMPANHIA
     SIDERURGICA  NACIONAL  (a  Brazilian   corporation),   which  includes  the
     individual  and  consolidated  balance sheets as of September 30, 2002, the related statements of income,  performance report and relevant  information for the quarter and six-month then ended,  in accordance with the Brazilian
     Corporate  Law,  all prepared  under the  responsibility  of the  Company's management.

2.   Except for the effects of the matter mentioned in paragraph (3), our review was conducted in  accordance  with specific  standards  established  by the
     Brazilian  Institute of Independent Public Accountants - IBRACON,  together with the Federal  Accounting  Council  (CFC),  and  comprised  mainly:  (a)
     inquiries and discussions with the Company's management responsible for the accounting,  financial  and operating  areas as to the  principal  criteria adopted in the preparation of the quarterly information;  and (b) review of information and subsequent events that had or may have significant  effects on the financial position and operations of the Company.

3.   The  financial  statements  as of  September  30, 2002,  of  affiliate  MRS
     Logistica SA, in which the Company maintains investments representing 0.05%
     of the Parent Company's total assets and whose net equity represents, 2.03%
     of the loss for the  nine-month  period  then ended that date have not been reviewed by us or other independent public accountants.

4.   As described in Note 13 to the quarterly financial statements,  the Company and its affiliate MRS Logistica  S.A.  elected to defer net losses  arising from  exchange  rate  changes in the first  quarter of 1999 and in the year
     2001,  in  conformity   with   Provisional   Measure  no.  3/2001  and  CVM
     Deliberations   nos.  404/2001  and  409/2001   (Provisional   Measure  no.
     1,818/1999) and CVM Deliberation  no. 294/1999,  for deferment in the first quarter of 1999).  The  subsidiary  GalvaSud S.A.  elected to defer the net losses  arising  from  exchange  rate  changes in the year 2001.  Generally accepted  accounting  practices in Brazil require the recognition in income of the effects of  exchange  rate  changes  during the period in which they occurred.  As a result,  as of  September  30,  2002,  the  assets  and the shareholders'  equity are overstated by  approximately  R$210,831  thousand
     (R$253,548  thousand as of June 30, 2002), and the loss for the quarter and
     the  nine-month   period  ended   September  30,  2002,  is  overstated  by
     approximately  R$42,718  thousand and R$ 380,732,  respectively (net income for the  quarter  and the nine month  period  ended  September  30, 2001 is overstated by approximately R$ 821,563 and R$ 772,126 thousand), net of the related tax effects.

5.   Based on our special review, except for the effects of the matter mentioned in paragraph (4), and for the effect,  if any, of the lack of review of the financial  statements of affiliates,  subsidiaries  and joint  subsidiaries mentioned  in paragraph  (3) we are not aware of any material  modification that should be made to the  quarterly  report  referred to in paragraph (1)
     above for it to be in accordance with accounting  practices  established by the  Corporate  Law in  Brazil.  Additionally,  this  quarterly  report was
     prepared  in  accordance   with  standards  laid  down  by  CVM  (Brazilian
     Securities  Commission),  specifically  applicable  to the  preparation  of quarterly information.

6.   As described in Note 21, the quarterly financial statements as of September
     30, 2002, the affiliate CSN Energia SA has recorded,  under current assets, accounts receivable in the amount of R$ 484,185 thousand, related to energy sales transactions carried out in the Wholesale Energy Market - "MAE". This amount is subject to  alteration  depending  on the  outcome of the current judicial  processes,  filed by agents of the electric  energy market,  with respect  of  the  interpretation  of  market  regulations  in  effect.  The financial  settlement of such amounts is scheduled to start on November 22,
     2002. There exists,  however,  a risk in relation to the financial capacity of companies in the sector to meet their commitments.

7.   The  individual  and  consolidated  balance  sheets  as of June  30,  2002, presented  for  comparative  purposes,  were  reviewed by us and the report dated July 30, 2002, which included  qualification with respect to the same matters  mentioned in paragraph  (4) above and the impacts,  if any, of the lack of review of the financial  statements of certain  affiliate and joint subsidiary,  in which the Company maintains investments  representing 0.06%
     of the Parent  Company's  total  assets  and whose net equity  respectively
     5.50% and 4.53% of the loss for the quarter and the nine-month  period then ended that date.  The  statement  of income of the Parent  Company  for the quarter and the  nine-month  period ended  September 30, 2001 presented for
     comparative   purposes,   were   reviewed  by  other   independent   public
     accountants. The report dated November 1, 2001, included qualification with respect  to the same  matters  mentioned  in  paragraph  (4)  above and the impacts,  if any,  of the lack of review  of the  financial  statements  of certain  affiliates,  subsidiaries and joint  subsidiaries as of that date, which  represented  0.9% of the total  assets of the Parent  Company  whose negative  net  equity  respectively  3.4% and 13.3% of the  results  of the corporate  investments for the quarter and nine-month  ended that date. The report also  indicated  that other  public  accountants  had  reviewed  the financial statements of affiliates, subsidiaries and joint subsidiaries, in which the Company  maintained  investments  representing  1.8% of its total assets and whose equity result  represented,  respectively 0.2% and 8.2% of the results of the  corporate  investments  for the quarter and  nine-month ended that date.

8.   Our special review was conducted for the purpose of issuing a report on the quarterly information referred to in paragraph (1) above, taken as a whole.
     The  supplementary  information  related to the  statement  of value added, mentioned  in Note 24,  statement  of  EBTIDA,  mentioned  in Note 25,  and statements  of  changes in  financial  positions  and cash flow  statements included in Attachment 16.01 to the quarterly  information are presented to enable  additional  analyses  and are  not  required  as part of the  basic quarterly  information.  These statements were reviewed by us in accordance with the review  procedures  mentioned in paragraph (3) above and, based on our special review, they are fairly presented, in all material respects, in relation to the quarterly information taken as a whole.

Rio de Janeiro, November 13 , 2002.

DELOITTE TOUCHE TOHMATSU                                Amauri Froment Fernandes
Auditores Independentes                                 Accountant
CRC n(0).2 SP 011609 S/RJ                               CRC n(0).1-RJ-39.012-1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23th, 2002

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Antonio Mary Ulrich
Antonio Mary Ulrich Executive Officer for Investor Relations